Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

BROOGE ENERGY LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1611B 107
(CUSIP Number)

BPGIC Holdings Limited
Nicolaas L. Paardenkooper, Chief Executive Officer
P.O. Box 50170 Fujairah, United Arab Emirates +971 2 633 3149
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

CUSIP No. G1611B 107

(1) Names of reporting persons	BPGIC Holdings Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	94,052,044(1)(2)(3)
(9) Sole dispositive power	0
(10) Shared dispositive power	94,052,044(1)(2)(3)
(11) Aggregate amount beneficially owned by each reporting person	94,052,044(1)(2)(3)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.8%(1)(2)(3)
(14) Type of reporting person (see instructions)	CO

(1) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(2) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

(3) 1,500,000 ordinary shares beneficially owned by BPGIC Holdings Limited will be placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	Nicolaas L. Paardenkooper
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Kingdom of the Netherlands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	94,052,044(1)(2)(3)(4)
(9) Sole dispositive power	0
(10) Shared dispositive power	94,052,044(1)(2)(3)(4)
(11) Aggregate amount beneficially owned by each reporting person	94,052,044(1)(2)(3)(4)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.8%(1)(2)(3)(4)
(14) Type of reporting person (see instructions)	IN

(1) Represents the shares held by BPGIC Holdings Limited. Mr. Paardenkooper is the Chief Executive Officer of BPGIC Holdings Limited and its sole shareholder, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3) MENA Energy Services Holdings Limited holds convertible securities in BPGIC Holdings Limited that entitle it to convert its securities in BPGIC Holdings Limited into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings Limited. Accordingly, BPGIC Holdings Limited has placed 8,333,333 ordinary shares into escrow for release to MENA Energy Services Holdings Limited in the event it converts its securities in BPGIC Holdings Limited.

(4) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Paardenkooper as the Chief Executive Officer of BPGIC Holdings Limited will be placed in escrow as collateral for a guaranty by HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	Brooge Petroleum and Gas Investment Company (BPGIC) PLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	England and Wales
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	94,052,044(1)(2)(3)
(9) Sole dispositive power	0
(10) Shared dispositive power	94,052,044(1)(2)(3)
(11) Aggregate amount beneficially owned by each reporting person	94,052,044(1)(2)(3)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	85.8%(1)(2)(3)
(14) Type of reporting person (see instructions)	CO

(1) Represents the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC is the sole shareholder of BPGIC Holdings Limited, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings Limited. Brooge Petroleum and Gas Investment Company (BPGIC) PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 20,000,000 ordinary shares beneficially owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Brooge Petroleum and Gas Investment Company (BPGIC) PLC as the sole shareholder of BPGIC Holdings Limited will be placed in escrow as collateral for a guaranty by HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	SBD International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	53,536,634(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	53,536,634(1)
(11) Aggregate amount beneficially owned by each reporting person	53,536,634(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	48.9%(1)
(14) Type of reporting person (see instructions)	PN

(1) SBD International LP holds a controlling interest in Brooge Petroleum and Gas Investment Company (BPGIC) PLC which is the sole shareholder of BPGIC Holdings Limited. Its pro rata ownership of the Issuer’s ordinary shares held by BPGIC Holdings Limited is 53,536,634 ordinary shares. SBD International LP’s pro rata portion of the ordinary shares held in escrow and subject to forfeiture until the Issuer satisfies certain milestones is 58.9%. SBD International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	SD Holding Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	53,536,634(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	53,536,634(1)
(11) Aggregate amount beneficially owned by each reporting person	53,536,634(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	48.9%(1)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interest of SBD International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. SD Holding Limited is the general partner of SBD International LP, consequently, it may be deemed the beneficial owner of 53,536,634 of the shares held by BPGIC Holdings Limited. SD Holding Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	HBS Investments LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,624,367(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,624,367(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	9,624,367(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)(2)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. HBS Investments LP’s pro rata portion of the ordinary shares held in escrow is 9.8%. HBS Investments LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by HBS Investments LP will be placed in escrow as collateral for a guaranty by HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	O2 Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	9,624,367(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	9,624,367(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	9,624,367(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.8%(1)(2)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of HBS Investments LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. O2 Investments Limited is the general partner of HBS Investments LP, consequently, it may be deemed the beneficial owner of 9,624,367 of the shares held by BPGIC Holdings Limited. O2 Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by O2 Investments Limited as the general partner of HBS Investments LP will be placed in escrow as collateral for a guaranty by HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	Salman Dawood Salman Al-Ameri
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Iraq
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	63,161,001(1)(2)
(9) Sole dispositive power	0
(10) Shared dispositive power	63,161,001(1)(2)
(11) Aggregate amount beneficially owned by each reporting person	63,161,001(1)(2)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	57.6%(1)(2)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of SBD International LP and HBS Investments LP, as shareholders of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Salman Dawood Salman Al-Ameri is the sole shareholder of SD Holding Limited (the general partner of SBD International LP) and the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 63,161,001 of the shares held by BPGIC Holdings Limited. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2) 1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments Limited (the general partner of HBS Investments LP) will be placed in escrow as collateral for a guaranty by HBS Investments LP.

CUSIP No. G1611B 107

(1) Names of reporting persons	H Capital International LP
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	PN

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. H Capital International LP’s pro rata portion of the ordinary shares held in escrow is 9.1%. H Capital International LP disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Gyan Investments Limited
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	CO

(1) Represents the interests of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Gyan Investments Limited is the general partner of H Capital International LP, consequently, it may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings Limited. Gyan Investments Limited disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Hind Mohammed Muktar Ahmed
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	8,991,043(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	8,991,043(1)
(11) Aggregate amount beneficially owned by each reporting person	8,991,043(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	8.2%(1)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interest of H Capital International LP, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan Holdings Limited, the general partner of H Capital International LP, consequently, she may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings Limited. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

CUSIP No. G1611B 107

(1) Names of reporting persons	Mohammad Bin Khalifa Bin Zayed Al Nahyan
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
(3) SEC use only
(4) Source of funds (see instructions)	PF/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	United Arab Emirates
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	0
(8) Shared voting power	21,900,000(1)
(9) Sole dispositive power	0
(10) Shared dispositive power	21,900,000(1)
(11) Aggregate amount beneficially owned by each reporting person	21,900,000(1)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
(13) Percent of class represented by amount in Row (11)	20%(1)
(14) Type of reporting person (see instructions)	IN

(1) Represents the interests of Mohammad Bin Khalifa Bin Zayed Al Nahyan, as a shareholder of Brooge Petroleum and Gas Investment Company (BPGIC) PLC, in the shares held by BPGIC Holdings Limited. Mohammad Bin Khalifa Bin Zayed Al Nahyan’s pro rata portion of the ordinary shares held in escrow is 22.2%.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by (i) BPGIC Holdings Limited, a Cayman Islands exempted company (“BPGIC Holdings”); (ii) Nicolaas L. Paardenkooper, the Chief Executive Officer of the Issuer and BPGIC Holdings (“Mr. Paardenkooper”); (iii) Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company incorporated under the laws of England and Wales (“BPGIC PLC”), the sole shareholder of BPGIC Holdings; (iv) SBD International LP, a Cayman Island exempted limited partnership (“SBD”); (v) SD Holding Limited, a Cayman Islands exempted company (“SD”), the general partner of SBD; (vi) HBS Investments LP, a Cayman Islands exempted limited partnership; (vii) O2 Investments Limited, a Cayman Islands exempted company (“O2”), the general partner of HBS; (viii) Salman Dawood Salman Al-Ameri the sole shareholder of SD and O2 (“Mr. Al-Ameri”); (ix) H Capital International LP, a Cayman Islands exempted limited partnership (“H Capital”); (x) Gyan Investments Limited, a Cayman Islands exempted company (“Gyan”), the general partner of H Capital; (xi) Hind Mohammed Muktar Ahmed, the sole shareholder of Gyan (“Mrs. Ahmed”); and (xii) Mohammad Bin Khalifa Bin Zayed Al Nahyan (Mohammad Bin Khalifa Bin Zayed Al Nahyan together with BPGIC Holdings, Mr. Paardenkooper, BPGIC PLC, SBD, SD, HBS Investments LP, O2, Mr. Al-Ameri, H Capital, Gyan and Mrs. Ahmed the “Reporting Persons”) on December 30, 2019 (the “Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Statement.

This Amendment No. 1 reports certain completed and pending transactions (collectively, the “Transactions”) in the Ordinary Shares of the Issuer by certain Reporting Persons pursuant to:

(i)	a letter of intent, dated as of December 19, 2019, (the “Letter of Intent”), by and between HBS Investments LP (the “Guarantor”) and Anvil Trust (the “Investor”) regarding certain incentives to be provided by the Guarantor to Investor in connection with the Investor’s purchase of 1,000,000 publicly-traded ordinary shares (the “Purchased Shares”) of Twelve Seas for a purchase price of $10.32 per share (an aggregate of $10,320,000, the “Purchase Price”) and reversal of redemption election with respect to the Purchased Shares prior to the Business Combination; and
(ii)	certain letters from SBD to nine individuals (the “Transferees”) regarding Ordinary Shares that SBD would undertake to cause BPGIC Holdings to transfer an aggregate of 4,833,678 Ordinary Shares (the “Transferred Shares”) to such individuals in consideration of the valuable contributions they have made to the success of BPGIC.

As the Reporting Persons have committed to complete the Transactions, the beneficial ownerships reported in this Amendment No. 1 reflect the holdings of each Reporting Person after giving effect to all of the pending Transactions.

Item 1. Security and Issuer.

The Issuer changed its name to Brooge Energy Limited.

Item 2. Identity and Background.

Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

(a) This statement is filed by:

i.	BPGIC Holdings, which is the holder of record of 85.8% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (109,587,754) as of December 30, 2019 (the “Ordinary Shares Outstanding”), as reported by the Issuer on the Shell Company Report on Form 20-F, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 30, 2019;

ii.	Mr. Paardenkooper, who is the Chief Executive Officer of the Issuer and BPGIC Holdings;

iii.	BPGIC PLC, which is the sole shareholder of BPGIC Holdings, and therefore may be considered the beneficial owner of 85.8% of the Ordinary Shares Outstanding.

iv.	SBD which may be considered the beneficial owner of 48.9% of the Ordinary Shares Outstanding;

v.	SD which is the general partner of SBD, and therefore may be considered the beneficial owner of 48.9% of the Ordinary Shares Outstanding;

vi.	HBS which may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

vii.	O2, which is the general partner of HBS, and therefore may be considered the beneficial owner of 8.8% of the Ordinary Shares Outstanding;

viii.	Mr. Al-Ameri, who is the sole shareholder of SD and O2, and therefore may be considered the beneficial owner of 57.6% of the Ordinary Shares Outstanding;

ix.	H Capital which may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

x.	Gyan, which is the general partner of H Capital, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding;

xi.	Mrs. Ahmed, who is the sole shareholder of Gyan, and therefore may be considered the beneficial owner of 8.2% of the Ordinary Shares Outstanding; and

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan, who may be considered the beneficial owner of 20% of the Ordinary Shares Outstanding.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following after the last paragraph:

The Commitment Shares (defined below) and Make-Whole Shares (as defined below) will be transferred to the Investor, and the Collateral Shares (as defined below) may be sold on the terms and conditions and for the purposes set forth in the section entitled “Letter of Intent, Guaranty and Escrow Agreement” in response to Item 6, and such section is hereby incorporated by reference herein in its entirety.

The Transferred Shares will be Transferred to the Transferees in consideration of the valuable contributions made by the Transferees to the success of BPGIC. The sections entitled “Share Transfer Letters”, “Transferee Voting Agreement” and “Joinder to BPGIC Registration Rights Agreement” in Item 6 are hereby incorporated by reference herein in their entirety.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Report are hereby amended and restated in their entirety as follows:

(a) and (b). The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are as follows:

i.	BPGIC Holdings is the holder of record of 94,052,044 Ordinary Shares which constitutes 85.8% of the Ordinary Shares Outstanding;

ii.	Mr. Paardenkooper, as the Chief Executive Officer of BPGIC Holdings, and BPGIC PLC, the sole shareholder of BPGIC Holdings, may be deemed to share voting and dispositive power over the 94,052,044 Ordinary Shares which are held by BPGIC Holdings constituting 85.8% of the Ordinary Shares Outstanding. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

iii.	BPGIC PLC, as the sole shareholder of BPGIC Holdings, may be deemed to share voting and dispositive power over the 94,052,044 Ordinary Shares which are held by BPGIC Holdings constituting 85.8% of the Ordinary Shares Outstanding. BPGIC PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	SBD, though its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 53,536,634 Ordinary Shares constituting 48.9% of the Ordinary Shares Outstanding. SBD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	SD, as the general partner of SBD, may be deemed to share voting and dispositive power over 53,536,634 Ordinary Shares constituting 48.9% of the Ordinary Shares Outstanding. SD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vi.	Guarantor, through its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 9,624,367 Ordinary Shares constituting 8.8% of the Ordinary Shares Outstanding. HBS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vii.	O2, as the general partner of Guarantor, may be deemed to share voting and dispositive power over 9,624,367 Ordinary Shares constituting 8.8% of the Ordinary Shares Outstanding. O2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

viii.	Mr. Al-Ameri, as the sole shareholder of SD and O2, may be deemed to share voting and dispositive power over 63,161,001 Ordinary Shares constituting 57.6% of the Ordinary Shares Outstanding. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

ix.	H Capital, through its ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. H Capital disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

x.	Gyan, as the general partner of H Capital, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. Gyan disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xi.	Mrs. Ahmed, as the sole shareholder of Gyan, may be deemed to share voting and dispositive power over 8,991,043 Ordinary Shares constituting 8.2% of the Ordinary Shares Outstanding. Mrs. Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

xii.	Mohammad Bin Khalifa Bin Zayed Al Nahyan, through his ownership interest in BPGIC PLC, may be deemed to share voting and dispositive power over 21,900,000 Ordinary Shares constituting 20% of the Ordinary Shares Outstanding. Mohammad Bin Khalifa Bin Zayed Al Nahyan disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(c) Subsection (c) of Item 5 of the Statement is hereby amended to add the following disclosure at the end of such subsection:

The descriptions of the Letter of Intent, Guaranty and Escrow Agreement, the Share Transfer Letters, the Transferee Voting Agreement, and the Joinder to BPGIC Registration Rights Agreement under Item 6 of this Amendment No. 1 are incorporated herein by reference in their entirety.

(d) Subsection (d) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

To the extent set forth in an escrow agreement, the proceeds of the sale of the Collateral Shares (as defined below) may be used to make Guaranty Payments (as defined below) to the Investor. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following disclosure at the end of such item:

Letter of Intent, Guaranty and Escrow Agreement

On December 19, 2019, the Guarantor and the Investor signed the Letter of Intent regarding certain incentives to be provided by the Guarantor to Investor in connection with the Investor’s purchase of the Purchased Shares for the Purchase Price and reversal of redemption election with respect to the Purchased Shares prior to the Business Combination. Upon the Closing, all ordinary shares of Twelve Seas, including the Purchased Shares, were exchanged for ordinary shares of the Issuer.

The Guarantor agreed to guaranty that the Investor would earn an internal rate of return on the Purchased Shares equal to 15% of the Purchase Price (compounded annually) (the “Guaranteed Return”) for a period beginning on December 19, 2019 and ending on the earlier of (i) the third anniversary of the Closing or (ii) the date when the Investor ceases to hold any Purchased Shares and the Guarantor has made all payments due to the Investor. Amounts due from the Guarantor to the Investor shall be measured, and if necessary paid in cash, annually, beginning on December 19, 2020 (any such payment in respect of the Guaranteed Return a “Guaranty Payment”). The Guarantor shall, within six months of the Investor’s purchase, cause 1,500,0000 Ordinary Shares in which it has a beneficial interest (the “Collateral Shares”, and all Ordinary Shares in which the Guarantor has a beneficial interest, the “Beneficial Shares”) to be placed in escrow. The sale of the Collateral Shares is one source of available funds for the Guarantor to make Guaranty Payments, if necessary. If the Guarantor has not transferred the Collateral Shares to escrow within six months of the Investor’s purchase, Guarantor shall transfer 12,500 Beneficial Shares per quarter until the transfer is completed. If the Guaranteed Return is achieved in a particular year without the use of proceeds of the sale of Collateral Shares, Guarantor shall cause to be transferred to Investor that number of Beneficial Shares equal to 66,500 multiplied by a fraction, the numerator of which is the number of Purchased Shares still owned by the Investor and the denominator of which is 1,000,000 (any such shares “Make-Whole Shares”).

The Guarantor also agreed to cause 50,000 Beneficial Shares to be transferred to the Investor within six months of the Closing as a commitment fee (the “Commitment Shares”). The Commitment Shares are not taken into account in measuring the Investor’s internal rate of return. The parties agreed to execute definitive documents within 30 days of the Closing, which deadline was subsequently extended by mutual agreement of the parties to January 30, 2020.

The foregoing description of the Letter of Intent is qualified in its entirety by reference to the full text of such document, a copy of which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The Commitment Shares and any Make-Whole Shares will be transferred to the Investor subject to the Dividend Waiver pursuant to that certain Joinder to Dividend Waiver, dated as of January 28, 2020 signed by Anvil Trust (the “Anvil Dividend Waiver Joinder”). The description of the Anvil Dividend Waiver Joinder is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

On January 30, 2020, Guarantor entered into the definitive guaranty agreement in favor and for the benefit of Investor (the “Guaranty”) on the terms and conditions set forth in the Letter of Intent. The description of the Guaranty is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

The Collateral Shares will be placed into a separate segregated escrow account (the “Investor Escrow Account”) and released in accordance with the escrow agreement, (the “Investor Escrow Agreement”) by and among BPGIC Holdings, Continental Stock Transfer & Trust Company (“Continental”), and Investor. So long as the Collateral Shares are held in the Investor Escrow Account, any dividends, distributions or other income paid on or otherwise accruing to such Collateral Shares (together with the Collateral Shares, the “Investor Escrow Property”), shall belong to BPGIC Holdings. While the Investor Escrow Shares are held in the Investor Escrow Account, BPGIC Holdings shall have all voting, consent and other rights (including the rights to dividends, distributions or other income paid or accruing to the Investor Escrow Shares). The Investor Escrow Agreement provides that BPGIC Holdings shall be permitted to (with the prior written consent of Investor): (i) pledge or otherwise encumber the Investor Escrow Shares as collateral security for documented loans entered into by BPGIC Holdings or (ii) transfer its rights to the Investor Escrow Shares to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Investor Escrow Shares shall be subject to the provisions of the Investor Escrow Agreement including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Investor Escrow Property under clause (i) above, BPGIC Holdings may transfer the Investor Escrow Shares to another escrow agent selected by BPGIC Holdings and reasonably acceptable to the Investor.

Continental shall release and deliver the Investor Escrow Shares (or such portion thereof) to either BPGIC Holdings or Anvil, as applicable (i) in accordance with joint written instructions executed by BPGIC and Anvil, (ii) to BPGIC upon receipt of written notice from BPGIC (including a copy of the relevant quarterly report prepared in accordance with the Investor Escrow Agreement) confirming that Investor has received the Commitment Shares, the Guaranteed Return and all Make-Whole Shares, if any, due to it, (iii) in accordance with a copy of a final non-appealable judgment or order from a court of competent jurisdiction.

The description of the Investor Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

Share Transfer Letters

SBD, by letters dated on or about March 1, 2020 (the “Share Transfer Letters”), undertook to procure the transfer to the Transferees for nil cash consideration the Transfer Shares, an aggregate of 4,833,678 Ordinary Shares, (each such transfer an “Individual Transfer”) in consideration of the valuable contribution such Transferees have made to the success of BPGIC. The description of the Share Transfer Letters is qualified in its entirety by reference to the full text of such letters, a copy of the form of which is attached hereto as Exhibit 99.5, and is incorporated herein by reference.

The Transfer Shares will be transferred to each Transferee subject to the Dividend Waiver pursuant to those certain Joinders to Dividend Waiver, to be signed by each of the Transferees (each a “Transferee Dividend Waiver Joinder”). The description of the Transferee Dividend Waiver Joinder is qualified in its entirety by reference to the full text of such agreements, a copy of the form of which is attached hereto as Exhibit 99.6, and is incorporated herein by reference.

Transferee Voting Agreement

As a condition of the Individual Transfers, each Transferee will enter into a Transferee Voting Agreement in favor of BPGIC Holdings (each a “Transferee Voting Agreement” and collectively, the “Transferee Voting Agreements”). The Transferee Voting Agreements apply to the ordinary shares transferred to each Transferee in the Individual Transfers (collectively, the “Subject Shares”). Each Transferee Voting Agreement provides that from and after the date of the Individual Transfers until such Transferee Voting Agreement terminates, at each meeting of the shareholders of the Issuer and in each written consent or resolutions of the Issuer shareholders in which a Transferee is entitled to vote, consent or approve, such Transferee unconditionally and irrevocably agrees to be present for such meeting and vote its Subject Shares (in person or by proxy), as directed by BPGIC Holdings, or consent to any action by written consent or resolution with respect to all such matters, as directed by BPGIC Holdings. Each Transferee Voting Agreement terminates upon the earlier to occur of (i) the mutual written consent of BPGIC Holdings and the subject Transferee and (ii) with respect to a Transferee, automatically on the date such Transferee no longer holds any Subject Shares. Upon completion of the Individual Transfers, the Transferees will own an aggregate of 4,833,678 Ordinary Shares constituting 4.4% of the Ordinary Shares Outstanding.

The description of the Transferee Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is attached hereto as Exhibit 99.7, and is incorporated herein by reference.

Joinder to BPGIC Registration Rights Agreement

As a condition of the Individual Transfers, the Transferees, the Issuer and BPGIC Holdings will enter into joinders to the registration rights agreement (each a “Joinder to Registration Rights Agreement” and collectively, the “Joinders to Registration Rights Agreement”), pursuant to the terms of that certain registration rights agreement dated December 20, 2019 (as amended by the Joinders to Registration Rights Agreement, the “Registration Rights Agreement”) by and between the Issuer and BPGIC Holdings, which became effective upon the Closing, with respect to the Ordinary Shares received by BPGIC Holdings at the Closing (the “BPGIC Holdings Shares”). Under the Registration Rights Agreement, BPGIC Holdings has, and the Transferees as its assignees will have, registration rights that obligate the Issuer to register for resale under the Securities Act all or any portion of the BPGIC Holdings Shares, including the ordinary shares that will be transferred to the Transferees in the Individual Transfers (together with any securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that the Issuer is not obligated to register Registrable Securities subject to the escrow agreement, dated as of May 10, 2019, by and among the Issuer, Continental and BPGIC Holdings (as assignee of BPGIC PLC) as amended by First Amendment to the Escrow Agreement, dated December 20, 2019, by and among BPGIC Holdings, Continental and the Issuer until they are released from the escrow account established pursuant to such agreement. The holders of a majority-in-interest of the Registrable Securities are entitled under the Registration Rights Agreement to make written demands for registration under the Securities Act of all or part of their Registrable Securities (provided, however, that the Issuer is not obligated to effect more than four (4) of such written demands), and the other holders of Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if the Issuer proposes to file a registration statement under the Securities Act with respect to the registration of or an offering of equity securities, under the Registration Rights Agreement, the Issuer shall give notice to BPGIC Holdings and all other holders of Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by the holders in writing, subject to customary cut-backs. In addition, the Registration Rights Agreement provides that subject to certain exceptions, the holders of Registrable Securities shall be entitled under the Registration Rights Agreement to request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form F-3 or S-3 and any similar short-form registration that may be available at such time. Under the Registration Rights Agreement, the Issuer agrees to indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement of a material fact or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from the Issuer’s reliance upon and conformity with information furnished in writing by such holder (or certain persons or entities related to them), for use in such documents. The holders of Registrable Securities will indemnify the Issuer and certain persons or entities related to the Issuer, such as its officers and directors and underwriters, against any losses that arise out of or are based upon such untrue statement of a material fact or omission to state to material fact, in any registration statement or prospectus pursuant to which they sell their Registrable Securities, where they were made (or not made) by the Issuer in reliance upon and in conformity with information furnished in writing to it by such holder.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 4.76 to the Shell Company Report on Form 20-F, filed by the Issuer with the SEC on December 30, 2019 and is incorporated by reference herein as Exhibit 99.8.

The description of the Joinder to the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is attached hereto as Exhibit 99.9, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1*#	Letter of Intent, dated as of December 19, 2019, by and among HBS Investments LP and Anvil Trust.
99.2*	Joinder to Divided Waiver, dated as of January 28, 2020, entered into by Anvil Trust.
99.3*	Guaranty, dated as of January 30, 2020, by and among HBS Investments LP and Anvil Trust.
99.4*#	Form of Escrow Agreement, by and among BPGIC Holdings Limited, Continental Stock Transfer & Trust Company and Anvil Trust.
99.5*	Form of Share Transfer Letter
99.6*	Form of Transferee Dividend Waiver Joinder
99.7*	Form of Transferee Voting Agreement, by and among BPGIC Holdings Limited and the Transferees.
99.8	Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Energy Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 4.76 of Brooge Energy Limited’s Form 20-F (File No. 001-39171), filed with the SEC on December 30, 2019).
99.9*#	Form of Joinder to Registration Rights Agreement, by and among Brooge Energy Limited, BPGIC Holdings Limited and the Transferees.
99.10	Joint Filing Agreement, dated as of December 30, 2019, by and among BPGIC Holdings Limited, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, Nicolaas Paadenkooper, Mohammad Bin Khalifa Bin Zayed Al Nahyan, SBD International LP, SD Holding Limited, Salman Dawood Salman Al-Ameri, HBS Investments Limited, O2 Investments Limited, H Capital International LP, Gyan Investments Limited and Hind Mohammed Muktar Ahmed (incorporated by reference to Exhibit 99.10 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on December 30, 2019).

* Filed herewith

# Schedules to this exhibit have been omitted. The Reporting Persons hereby agree to furnish a copy of any omitted schedules to the Commission upon request.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2020

BPGIC HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

/s/ Nicolaas L. Paardenkooper
Nicolaas L. Paardenkooper

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY (BPGIC) PLC

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer
SBD INTERNATIONAL LP

By: SD Holding Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

SD HOLDING LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

/s/ Salman Dawood Salman Al-Ameri
Salman Dawood Salman Al-Ameri

[Signature Page to Amendment No. 1 to Schedule 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2020

HBS INVESTMENTS LP

By:	O2 Investments Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

O2 INVESTMENTS LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

H CAPITAL INTERNATIONAL LP

By:	Gyan Investments Limited, its general partner

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

GYAN INVESTMENTS LIMITED

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

/s/ Hind Mohammed Muktar Ahmed
Name: Hind Mohammed Muktar Ahmed

[Signature Page to Amendment No. 1 to Schedule 13D]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2020

/s/ Mohammad Bin Khalifa Bin Zayed Al Nahyan
Name: Mohammad Bin Khalifa Bin Zayed Al Nahyan

[Signature Page to Amendment No. 1 to Schedule 13D]